AMENDED AND RESTATED SUB-ADMINISTRATION AGREEMENT

This Amended and Restated Sub-Administration Agreement dated as of July 02, 2007 is by and between Pacific Investment Management Company, LLC, a Delaware limited liability company (the “Administrator”) and State Street Bank and Trust Company, a Massachusetts trust company (the “Sub-Administrator”).

WHEREAS, the Administrator has entered into agreements concerning the provision of administrative services (“Administration Agreements”) with each of the investment companies identified on Schedule A hereto, as such Schedule A shall be amended from time to time (individually, each referred to herein as a “Fund” and collectively, as the “Funds”);

WHEREAS, the Administrator and the Sub-Administrator are parties to a Sub-Administration Agreement dated as of August 25, 2006 to provide certain administrative services with respect to the Funds (the “Predecessor Agreement”);

WHEREAS, the Administrator and the Sub-Administrator desire to amend and restate the Predecessor Agreement in its entirety as hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree to amend and restate the Predecessor Agreement as follows:

1.	APPOINTMENT OF SUB-ADMINISTRATOR

The Administrator hereby appoints the Sub-Administrator to act as sub-administrator with respect to the Funds for purposes of providing certain administrative services for the period and on the terms set forth in this Agreement. The Sub-Administrator accepts such appointment and agrees to render the services stated herein.

The Administrator shall notify the Sub-Administrator in writing if the Administrator wishes to retain the Sub-Administrator to act as sub-administrator for one or more newly-established series portfolios (each a “New Fund”), not then represented on Schedule A hereto. Upon written acceptance by the Sub-Administrator, such New Fund shall become subject to the provisions of this Agreement to the same extent as the existing Funds, except to the extent that such provisions (including those relating to the compensation and expenses payable by the Funds) may be modified with respect to each additional New Fund in writing by the Administrator and the Sub-Administrator at the time of the addition of the Fund.

2.	DELIVERY OF DOCUMENTS

The Administrator will promptly deliver to the Sub-Administrator copies of each of the following documents and all future amendments and supplements, if any:

a.	Each Fund’s charter documents and by-laws;

b.

Each Fund’s currently effective registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) and its current Prospectus(es) and Statement(s) of Additional Information and all amendments and supplements thereto as in effect from time to time;

c.

Certified copies of the respective resolutions of the Boards of Trustees/Director of each Fund (the “Board”) authorizing certain individuals on behalf of the Funds to give instructions to the Administrator pursuant to this Agreement.

d.	A copy of the applicable Administration Agreements between the Administrator and the Funds; and

e.	Such other certificates, documents or opinions which the Sub-Administrator may, in its reasonable discretion, deem necessary or appropriate in the proper performance of its duties.

3.	REPRESENTATIONS AND WARRANTIES OF THE SUB-ADMINISTRATOR

The Sub-Administrator represents and warrants to the Administrator that:

a.	It is a Massachusetts trust company, duly organized and existing under the laws of The Commonwealth of Massachusetts;

b.	It has the corporate power and authority to carry on its business in The Commonwealth of Massachusetts and State of Missouri;

c.	All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement;

d.	No legal or administrative proceedings have been instituted or threatened which would impair the Sub-Administrator’s ability to perform its duties and obligations under this Agreement; and

e.	Its entrance into this Agreement shall not cause a material breach or be in material conflict with any other agreement or obligation of the Sub-Administrator or any law or regulation applicable to it.

4.	REPRESENTATIONS AND WARRANTIES OF THE ADMINISTRATOR

The Administrator represents and warrants to the Sub-Administrator that:

a.	It is a Delaware limited liability company, duly organized, existing and in good standing under the laws of Delaware;

b.	It has the corporate power and authority under applicable laws and by its charter and by-laws to enter into and perform this Agreement;

c.	All requisite proceedings have been taken to authorize it to enter into and perform this Agreement;

d.	No legal or administrative proceedings have been instituted or threatened which would impair the Administrator’s ability to perform its duties and obligations under this Agreement; and

e.	Its entrance into this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of the Administrator or any law or regulation applicable to it.

5.	SUB-ADMINISTRATION SERVICES

The Sub-Administrator shall provide the following services, subject to the control, supervision, authorization and direction of the Administrator and, in each case where appropriate, the review and comment by the Fund’s auditors and legal counsel and in accordance with procedures which may be established from time to time between the Administrator and the Sub-Administrator:

a.

Prepare for review and approval by an officer of the Funds: the Funds’ draft financial statements and footnotes thereto (excluding the preparation of the “tax footnote” disclosures) on an annual and semi-annual basis, as applicable; portfolio holdings sector schedules; computation of weighted monthly average underlying fund expenses of the “Asset Allocation Funds” and funds holding other funds as provided by PIMCO on an annual basis to support those funds’ N-lA fee table disclosure; and six-month expense ratios for the Administrator’s use in preparing the Funds’ semi-annual and annual shareholder reports and which support the Administrator’s preparation and filing of Form N-CSR with the Securities and Exchange Commission (“SEC”); the Funds’ draft schedules of investments and related footnotes for the first and third fiscal quarter ends to support the Administrator’s completion and filing of Form N-Q with the SEC;

b.

Upon approval from PIMCO, State Street will transmit all files created by State Street to the printer. State Street will work with the printer on all changes for the files created by State Street and provide marked copies to the printer as needed. State Street will then proof read each draft as part of the proof reading process;

c.	State Street will work directly with external audit teams to coordinate deliverables and resolve questions during each audit cycle;

d.	Proofread final typeset/blueline shareholder report draft prior to the printer’s commencement of the printing job in conjunction with an officer of the Funds; and

e.

Prepare for review by an officer of the Fund, the Funds’ periodic financial reports required to be filed with the SEC on Form N-SAR; Sub-Administrator will file Form N-SAR upon receipt of written approval from the Administrator to file.

The Sub-Administrator shall perform such other services for the Administrator that are mutually agreed to by the parties from time to time, for which the Administrator will pay such fees as may be mutually agreed upon in writing, including the Sub- Administrator’s pre-approved reasonable out-of-pocket expenses. The provision of such services shall be subject to the terms and conditions of this Agreement.

The Sub-Administrator shall provide the office facilities and the personnel determined by it to perform the services contemplated herein.

6.	FEES; EXPENSES; EXPENSE REIMBURSEMENT

The Sub-Administrator shall receive from the Administrator such compensation for the Sub-Administrator’s services provided pursuant to this Agreement as may be agreed to from time to time in a written fee schedule approved by the parties. The fees are accrued daily and billed monthly and shall be due and payable within thirty (30) days of receipt of the invoice. Upon the termination of this Agreement before the end of any month, the fee for the part of the month before such termination shall be prorated according to the proportion which such part bears to the full monthly period and shall be payable within thirty (30) days of receipt of a termination invoice. In addition, the Administrator shall reimburse the Sub-Administrator for its reasonable out-of-pocket costs incurred in connection with this Agreement upon presentation of an itemized invoice documenting such expenses. All rights of compensation and expense reimbursement under this Agreement for services performed as of the termination date shall survive the termination of this Agreement.

The Administrator agrees promptly to reimburse the Sub-Administrator for any equipment and supplies specially ordered by or for the Administrator through the Sub- Administrator and for any other expenses not contemplated by this Agreement that the Sub- Administrator may incur on the Administrator’s behalf at the Administrator’s request. All expenses referenced in this section must be pre-approved in writing by the Administrator and itemized and invoiced promptly by the Sub-Administrator. Any reasonable requests by the Sub-Administrator to the Administrator under this section will not be unreasonably withheld. Any equipment purchased at the direction for or on behalf of the Administrator pursuant to this Section will be the property of the Administrator.

The Administrator or the Funds, as applicable, will bear all expenses that are incurred in its operation and not specifically assumed by the Sub-Administrator.

The Sub-Administrator is authorized to and may employ or associate with such person or persons as the Sub-Administrator may deem desirable to assist it in performing its duties under this Agreement; provided, however, that the compensation of such person or persons shall be paid by the Sub-Administrator and that the Sub-Administrator shall be as fully responsible to the Administrator for the acts and omissions of any such person or persons as it is for its own acts and omissions. The expense associated with any such employment or association shall be borne by Sub-Administrator and shall not be eligible for reimbursement by the Administrator.

7.	INSTRUCTIONS AND ADVICE

At any time, the Sub-Administrator may apply to any officer of the Funds or to the Administrator for instructions and upon prior written notice to the Administrator, outside counsel for the Funds or the independent accountants for the Funds or the Administrator at the expense of the Administrator, with respect to any matter arising in connection with the services to be performed by the Sub-Administrator under this Agreement. The Sub- Administrator shall not be liable, and shall be indemnified by the Administrator, for any action taken or omitted by it in good faith in reliance upon any such instructions or advice or upon any paper or document believed by it to be genuine and to have been signed by the proper person or persons, subject to the standard of care expressed in this Agreement. The Sub-Administrator shall not be held to have notice of any change of authority of any person until receipt of written notice thereof from the applicable Fund or the Administrator. Nothing in this paragraph shall be construed as imposing upon the Sub-Administrator any obligation to seek such instructions or advice, or to act in accordance with such advice when received. Nothing is this paragraph is intended to restrict Sub-Administrator’s right to seek advice from its own legal counsel at Sub-Administrator’s own expense.

8.	LIMITATION OF LIABILITY AND INDEMNIFICATION

The Sub-Administrator shall be responsible for the performance of only such duties as are set forth in this Agreement and, except as otherwise provided under Section 6, shall have no responsibility for the actions or activities of any other party, including other service providers. The Sub-Administrator shall have no liability in respect of any loss, damage or expense suffered by the Funds or the Administrator insofar as such loss, damage or expense arises from the performance of the Sub-Administrator’s duties hereunder solely in reliance upon records that were maintained for the Funds or the Administrator by entities other than the Sub-Administrator prior to the date or dates that the Sub-Administrator commences providing the applicable services for each respective Fund. The Sub- Administrator shall have no liability for any error of judgment or mistake of law or for any loss or damage resulting from the performance or nonperformance of its duties hereunder unless solely caused by or resulting from the gross negligence, bad faith or willful misconduct of the Sub-Administrator, its officers or employees. The Sub-Administrator shall not be liable for any special, indirect, incidental, punitive or consequential damages, including lost profits, of any kind whatsoever “”(including, without limitation, attorneys’ fees) under any provision of this Agreement or for any such damages arising out of any act or failure to act hereunder, each of which is hereby excluded by agreement of the parties regardless of whether such damages were foreseeable or whether either party or any entity had been advised of the possibility of such damages. In any event unless otherwise agreed to in writing by the parties, the Sub-Administrator’s cumulative liability for each calendar year (a “Liability Period”) with respect to the Funds and the services provided under this Agreement regardless of the form of action or legal theory shall be limited to its total annual compensation earned with respect to the Funds and fees payable hereunder during the preceding Compensation Period, as defined herein, for any liability or loss suffered by the Funds or the Administrator including, but not limited to, any liability relating to qualification of the Funds as regulated investment companies or any liability relating to the Funds’ compliance with any federal or state tax or securities statute, regulation or ruling during such Liability Period. “Compensation Period” shall mean the calendar year ending immediately prior to each Liability Period in which the event(s) giving rise to the Sub- Administrator’s liability for that period have occurred. Notwithstanding the foregoing, the Compensation Period for purposes of calculating the annual cumulative liability of the Sub- Administrator for the Liability Period commencing on the date of the Predecessor Agreement and terminating on December 31, 2006 shall be the date of the Predecessor Agreement through December 31, 2006, calculated on an annualized basis, and the Compensation Period for the Liability Period commencing January 1, 2007 and terminating on December 31, 2007 shall be the date of the Predecessor Agreement through December 31, 2006 calculated on an annualized basis.

The Sub-Administrator shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its control, including without limitation, work stoppage, power or other mechanical failure, computer virus, natural disaster, governmental action or communication disruption.

The Administrator shall indemnify and hold the Sub-Administrator and its directors, officers, employees and agents harmless from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by the Sub-Administrator resulting from any claim, demand, action or suit in connection with any action or omission by the Sub-Administrator in the performance of its duties hereunder, or as a result of acting upon any instructions reasonably believed by it to have been duly authorized by the Funds or the Administrator or upon reasonable reliance on information or records given or made by the Funds or the Administrator or the Funds respective investment adviser or sub- adviser, provided that this indemnification shall not apply to actions or omissions of the Sub-Administrator, its officers or employees in cases of its or their own gross negligence or willful misconduct.

The indemnification contained herein shall survive the termination of this Agreement.

9.	CONFIDENTIALITY

The Sub-Administrator understands and agrees that the records and accounts relating to the Funds are not the property of the Sub-Administrator. The Sub- Administrator agrees to preserve the confidentiality of any and all records, material and information (including, but not limited to, any non-public personal information, as defined by Regulation S-P, regarding any customer) furnished by the Administrator or the Funds in connection with this Agreement, except as compelled by regulatory inquiry or court order or as otherwise required by law, or, alternatively, with the prior written consent of the applicable Fund. The Sub-Administrator agrees to use reasonable precautions to protect and prevent against the unintentional disclosure of confidential information.

The Sub-Administrator understands and agrees: (1) that the Funds’ “Confidential Portfolio Information” is the confidential property of the Funds and may not be used for any purpose except in connection with the provision of services to the Funds and, in particular, such information may not be traded upon by the Sub-Administrator or any of its employees; (2) to limit access to non-public portfolio holdings information to the Sub- Administrator’s employees and agents who are subject to a duty to keep and treat such information as confidential; and (3) that upon written request from the Fund, the Sub- Administrator shall promptly return or destroy the non-public portfolio holdings information. Sub-Administrator agrees and acknowledges that any negligent dissemination of information reasonably deemed to be confidential, may cause the Administrator or the Funds harm. Accordingly, the Administrator or the Funds will be entitled to seek action to remedy any negligent dissemination of such confidential information by Sub-Administrator.

This foregoing Section 9 applies to any person or persons employed or associated with the Sub-Administrator pursuant to Section 6 of this Agreement.

10.	COMPLIANCE WITH GOVERNMENTAL RULES AND REGULATIONS; RECORDS

Each Fund assumes full responsibility for complying with all securities, tax, commodities and other laws, rules and regulations applicable to it.

In compliance with the requirements of Rule 31a-3 under the 1940 Act, the Sub- Administrator agrees that all records which it maintains for the Funds shall at all times remain the property of the respective Fund, shall be readily accessible during normal business hours, and shall be promptly surrendered upon the termination of the Agreement or otherwise on written request. The Sub-Administrator further agrees that all records which it maintains for the Funds pursuant to Rule 31a-1 under the 1940 Act will be preserved for the periods prescribed by Rule 31a-2 under the 1940 Act unless any such records are earlier surrendered as provided above. Records may be surrendered in either written or machine-readable form.

11.	SERVICES NOT EXCLUSIVE

 The services of the Sub-Administrator to the Funds are not to be deemed exclusive, and the Sub-Administrator shall be free to render similar services to others. The Sub- Administrator shall be deemed to be an independent contractor and shall, unless otherwise expressly provided herein or authorized by the Funds or the Administrator from time to time, have no authority to act or represent the Funds or the Administrator, respectively in any way or otherwise be deemed an agent of the Funds or the Administrator.

12.	TERM, TERMINATION AND AMENDMENT

(a)

This Agreement shall become effective on the date of its execution and shall remain in full force and effect until August 26, 2009 (the “Initial Term”) and shall automatically continue in full force and effect after such Initial Term unless either party terminates this Agreement by written notice to the other party at least one-hundred twenty (120) days prior to the expiration of the initial term. After the Initial Term, either party may terminate the Agreement upon at least one-hundred twenty (120) days prior written notice to the other party.

(b)

During the Initial Term, this Agreement may be terminated only (i) immediately by provision of a notice of nonrenewal as set forth above, (ii) immediately by mutual written agreement of the parties, (iii) immediately by the Sub-Administrator in the event the then current Custody and Investment Accounting Agreement among State Street Bank and Trust Company, the Funds and the Administrator is terminated for any reason, or (iv) for “cause,” as defined below.

For purposes of this Agreement, “cause” shall mean (a) a material breach (including non-payment of fees or expenses by the Administrator) of this Agreement that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (b) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (c) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors.

In addition, during the initial term, the Agreement may be terminated via the provisions set forth below, if the Sub-Administrator’s conduct hereunder has fallen below the standard of reasonable care and all parties hereto have been unable to agree upon a “Plan” or “Revised Plan” (as such terms are hereinafter defined) within the timeframes and upon the notices set forth below in this Section.

In the event that the Administrator reasonably believes that the Sub- Administrator’s conduct hereunder has fallen below the standard of reasonable care in any particular calendar quarter (the “First Quarter”), then upon the Administrator’s written notice to the Sub-Administrator prior to the end of such First Quarter, the Sub-Administrator must, within 30 days of the end of such First Quarter, present the Administrator with a written plan to address the Trust’s concerns (the “Plan”) during the calendar quarter immediately following the First Quarter. Within 15 days following its receipt of the Sub-Administrator’s Plan, the Administrator shall either accept the Plan or notify the Sub-Administrator that it has rejected the Plan. In the event that the Administrator has so rejected the Plan, the Sub-Administrator must present a revised Plan (the “Revised Plan”) to the Administrator within 30 days of the Administrator’s rejection of the originally submitted Plan. Within 15 days following its receipt of the Sub-Administrator’s Revised Plan, the Administrator shall either accept the Revised Plan or notify the Sub-Administrator that the Revised Plan has not been accepted. In the event that the Administrator has so rejected the Revised Plan, the affected parties may act reasonably and in good faith to seek to agree on a further Revised Plan, or the Administrator may, upon sixty days written notice to the Sub-Administrator, terminate this Agreement.

(a)

Termination of this Agreement with respect to any given Fund shall in no way affect the continued validity of this Agreement with respect to any other Fund. Should the Administrator provide notice to the Sub- Administrator and terminate with respect to one or more of the Funds as set forth herein, the Sub-Administrator shall not be entitled to fees for services performed after the effective date of such termination with respect to such Fund(s), except as may be mutually agreed to by the parties.

(b)

Upon termination of this Agreement (including termination with respect to any given Fund(s)), the Administrator shall pay to the Sub-Administrator such compensation and any reimbursable expenses as may be due under the terms hereof as of the date of such termination, including reasonable out-of- pocket expenses associated with such termination.

(c)	This Agreement may be modified or amended from time to time by mutual written agreement of the parties hereto.

13.	NOTICES

Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person or by confirmed facsimile, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

  If to the Administrator:

  Pacific Investment Management Company LLC

  Attn: John Hardaway, Executive Vice President

  840 Newport Center Drive

  Newport Beach, CA 92660

  fax: 949-720-4707

  with a copy to:

  Trent Walker, Vice President, at the same address

  If to the Sub-Administrator:

  State Street Bank and Trust Company

  Fund Administration Department

  801 Pennsylvania Avenue

  Kansas City, MO 64105

  fax: 816-871-5529

  with a copy to:

  State Street Bank and Trust Company

  Legal Department

  P.O. Box 5049

  Boston, MA, 02206-5049

  fax: 617-662-3805.

14.	NON-ASSIGNABILITY

This Agreement shall not be assigned by either party hereto without the prior consent in writing of the other party, except that either party may assign this Agreement to a successor of all or a substantial portion of its business, or to a party controlling, controlled by or under common control with the assigning party.

15.	SUCCESSORS

This Agreement shall be binding on and shall inure to the benefit of the Administrator and the Sub-Administrator and their respective successors and permitted assigns.

16.	ENTIRE AGREEMENT

This Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes the Predecessor Agreement and all other previous representations, warranties or commitments regarding the services to be performed hereunder whether oral or in writing; provided, however, that all duties, rights, claims and liabilities of the parties that accrued under the Predecessor Agreement prior to the date hereof shall survive.

17.	WAIVER

The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that term or any term of this Agreement. Any waiver must be in writing signed by the waiving party.

18.	SEVERABILITY

If any provision of this Agreement is invalid or unenforceable, the balance of the Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance it shall nevertheless remain applicable to all other persons and circumstances.

19.	GOVERNING LAW

This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the Commonwealth of Massachusetts.

20.	REPRODUCTION OF DOCUMENTS

This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, xerographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto all/each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

21.	COUNTERPARTS

This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the date first written above.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ John Hardaway

Name:	John Hardaway

Title:	Executive Vice President

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Allen Strain

Name:	Allen Strain

Title:	Senior Vice President

SUB-ADMINISTRATION AGREEMENT

SCHEDULE A-- Listing of Funds

July 02, 2007

All Portfolios within the following investment companies, as may be amended from time to time:

1. PIMCO Funds

2. PIMCO Variable Insurance Trust

3.PCM Fund, Inc.

4. PIMCO Strategic Global Government Fund, Inc.